Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10835

SUPPLEMENT DATED

NOVEMBER 15, 2018 TO

OFFERING CIRCULAR DATED

MAY 4, 2018

This document supplements, and should be read in conjunction with, the Offering Circular dated May 4, 2018 (and qualified on August 16, 2018) of Square Chain Corporation Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to file an amended Form of Subscription Agreement that was filed in connection with the offering.

Exhibits - Exhibit 4.1 - Form of Subscription Agreement.